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                                  [LETTERHEAD]

                                 April 28, 1999


Jesse Cohen
President and CEO
iChargeit, Inc.
8162 Capehope Circle, #201
Huntington Beach, CA  92646

         Re:      Fee Arrangement

Dear Jesse:

         Thank you for affording Stradling Yocca Carlson & Rauth, a professional corporation (the "Firm") the opportunity of representing iChargeit, Inc. (the "Company"), as its corporate counsel. This letter agreement memorializes and summarizes our discussions concerning the terms of the fee arrangement between the Company and the Firm.

         1. NATURE OF ENGAGEMENT. We will provide general corporate legal services on behalf of the Company. I will be personally involved in providing service to the Company with other attorneys and paraprofessionals of the Firm, as appropriate. We understand that this relationship will include such matters as the analysis, research, review and revisions of documents relating to the reverse merger and the preparation, review and revision of standard and custom form contracts and agreements, general human resource matters including employee hiring and termination issues, preparation and review of employment agreements and arrangements, documentation concerning employee benefits, compliance with applicable employment and other regulations effecting employers, equity and other benefit and welfare plans for employees, review of engagement letters and fee arrangements with other professionals, preparation and review of corporate records and general corporate law matters including duties and obligations of the board of directors and officers and other matters arising under California law and applicable common law. In addition, we understand that the Company may, from time-to-time, engage the Firm to provide legal services for other matters which may include litigation, acquisitions or dispositions of significant amounts of assets or entities, material equity or debt financings and other transactions.

         2. RETAINER. The Company shall pay the Firm an initial retainer in the amount of $50,000. This retainer will be held by us in our general accounts as payment for future services and costs. We will provide the Company with monthly invoices for services rendered and costs incurred which the Company agrees to pay within thirty days of presentation in order to maintain, at all times,

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Jesse Cohen
April 27, 1999
Page Two

a retainer of $50,000 on deposit with us. At the end of our engagement, and after the payment of all of our invoices, any remaining retainer balance will be refunded to you.

         3. FEES. Generally, our invoices are for costs incurred and work performed by attorneys and paraprofessionals on an hourly basis at the then-current hourly rates. Currently, our rates run from $100 to $125 for paraprofessionals, $145 to $245 for associates and $275 to $425 for shareholders (partners) of the Firm. Our rates are traditionally reviewed at the beginning of each year and are usually increased without prior notification to reflect experience and other factors. Our rates are charged in 1/10th hour increments. This means that you are charged in increments of six (6) minutes even though the time spent may be less than that.

         4. COSTS. The Company agrees to pay all out-of-pocket costs incurred with respect to the matters for which we are engaged. Such costs will include local telephone and telecommunications charges, computer charges, internal copying charges, fees paid to third parties such as messenger fees, Federal Express or other courier fees, travel expenses, parking, out of town travel expenses, printing, filing or recording fees advanced on the Company's behalf and other out-of-pocket costs incurred in connection with our engagement. All significant third party fees or expenses will be subject to your prior approval.

         5. BILLING PROCEDURES. We prepare invoices for services and costs on a monthly basis. Our invoices to you will reflect the date and a description of the services performed and a summary of the costs which we have incurred on your behalf. Costs which are incurred but not posted may appear on the following month's statement. Our invoices are payable within thirty (30) days of presentation. Our Firm has adopted a policy of reserving the right to charge interest at the rate of 1.5% per month on overdue balances. We reserve the right to withdraw as your counsel of record in this or any related matter if you fail to pay bills properly or if other valid reasons arise as determined in our sole discretion. In the unlikely event an action or other proceeding is commenced with respect to the collection of our invoices, the prevailing party shall be entitled to reasonable attorney's fees.

         6. OUTSIDE SERVICE PROVIDERS. Occasionally, with your prior consent, we may contract with outside parties for services in connection with our representation of the Company. If we do, we may forward the invoice directly to the Company and ask that the Company pay the invoice directly.

         7. ESTIMATE. You have requested us to estimate the fees and costs of the work which we will perform for you in connection with (i) completing the reorganization of the Company, including the disposition of HerbRx; (ii) completing the Form 10 and/or the S-4, including preparation of a proxy statement for reincorporating in Delaware; and (iii) drafting and finalizing the incentive stock option, nonqualified stock option and restricted stock purchase plan, non-disclosure agreements and other matters associated with the review and "clean-up" of the reverse merger. We have made a preliminary review of the documentation you have provided to us and based on our review, we estimate that our fees, exclusive of costs, will be approximately $100,000 for the above work. Our estimate is just that, an estimate. We cannot guarantee that the actual fees and costs will not be higher than estimated amounts, because complicated business transactions often involve unexpected

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Jesse Cohen
April 27, 1999
Page Three

difficulties which take time and effort to resolve. As we begin to perform services, we will have a clearer understanding of the amount and the scope of the work that needs to be performed and if, at any time, we believe that the charges for the above work will exceed $100,000, we will so advise you.

         8. TERMINATION OF SERVICES. Subject to the limitations imposed by law, our engagement may be terminated at any time by either you or us. Upon termination of our engagement, a final statement will be prepared for fees and costs incurred through the date of termination. Upon your written request, a copy of the file (other than any portions covered by the attorney work product doctrine) made at your expense will be delivered to you or your authorized representative at your expense.

         9. CLIENT OBLIGATIONS. It is your responsibility to be truthful with us, to provide us with information in your possession helpful to completion of legal services, and to cooperate in completion of the matters for which we have been engaged.

         10. ESTIMATED FEES. Whenever our representation involves litigation or another extraordinary matter, we prefer to avoid fee estimates. The outcome of any litigation matter can never be assured. Likewise, the amount of fees and costs involved in a litigation or other extraordinary matter can often be difficult to gauge, as the legal tactics employed by the opposition can dramatically affect the time and effort involved in the matter. We cannot estimate with any accuracy the number, length or complexity of the motions, depositions, interrogatories or other discovery made by the opposition in a litigation matter. In addition, the conduct of witnesses, opposing counsel and opposition can escalate the amount of legal fees. We may, however, at your request, provide you with estimates of fees and costs to be incurred in connection with an extraordinary matter which, unless we otherwise specifically agree, shall be estimates only and should not be considered as guarantees that the actual costs and expenses will not exceed such estimates.

         11. ADDITIONAL CLIENT MATTERS. This Firm maintains errors and omissions insurance coverage applicable to the services to be rendered to you pursuant to the terms of this letter. Such coverage does not include fraud or intentional wrongdoing.

         If we become aware of any conflict of interest, we will notify you immediately and will only proceed as permitted by the rules of the California State Bar.

         If at any time you believe our fees and expenses, or the nature of our services do not meet your expectations, we would expect you to contact us so that we may discuss the matter with the objective of reaching a satisfactory arrangement.

         12. ARBITRATION. ANY DISPUTE BASED UPON OR ARISING OUT OF OUR ENGAGEMENT, THIS LETTER AGREEMENT AND/OR THE PERFORMANCE OR FAILURE TO PERFORM SERVICES (INCLUDING, WITHOUT LIMIT, CLAIMS OF PROFESSIONAL

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Jesse Cohen
April 27, 1999
Page Four

NEGLIGENCE) SHALL BE SUBJECT TO BINDING ARBITRATION TO BE HELD IN ORANGE COUNTY, CALIFORNIA BEFORE THE JUDICIAL ARBITRATION AND MEDIATION SERVICE ("JAMS"). JUDGMENT ON THE ARBITRATOR'S AWARD SHALL BE BINDING. THE PREVAILING PARTY IN ANY ARBITRATION OR LITIGATION ARISING OUT OF OR RELATING TO OUR ENGAGEMENT OR THIS LETTER AGREEMENT AND/OR THE PERFORMANCE OR FAILURE TO PERFORM SERVICES SHALL BE ENTITLED TO RECOVER REASONABLE ATTORNEY'S FEES (INCLUDING THE VALUE OF THE TIME OF THE ATTORNEYS IN THE FIRM AT THEIR NORMAL BILLING RATES) AND OTHER EXPERT FEES, EXPENSES AND COSTS INCURRED IN CONNECTION WITH EITHER OBTAINING OR COLLECTING ANY RELIEF TO WHICH THAT PARTY MAY BE ENTITLED.

         If you have any questions or would like to discuss the nature of this proposal pertaining to our engagement, please do not hesitate to call. As I indicated to you, we are flexible concerning this arrangement and would be happy to discuss any item. If the terms of the proposed engagement of Stradling Yocca Carlson & Rauth, a professional corporation, are acceptable, please sign the enclosed copy of this letter, and return it to me.

         If at any time you have any questions pertaining to any of your monthly invoices, or otherwise, we would be happy to discuss them with you.

         We look forward to working with you in the future.

                                      Very truly yours,

                                      STRADLING YOCCA CARLSON & RAUTH

                                      /s/ R.C. Shepard

                                      R.C. Shepard

AGREED AND ACCEPTED:

"COMPANY"

By:  /s/ Jesse Cohen
     -------------------------------------
Name: Jesse Cohen
     -------------------------------------
Title: CEO/President
     -------------------------------------

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